April 23, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
 Washington, DC 20549-4631

Re:	Comp Services, Inc. Registration Statement on Form S-1/A Filed April 9, 2012 File No. 333-178631

Dear Yong Kim:

We represent Comp Services, Inc. (“Comp Services” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 23, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on April 10, 2012. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.
April 23, 2012.

General

1.
We note your response to comment 1 in our letter dated March 23, 2012.  As previously requested, please remove the references to the ability of selling shareholders to offer shares at prevailing market prices because, as underwriters, the selling shareholders must offer the shares at a fixed price for the duration of the offering.  In this regard, we note your statements on the cover page of the registration statement, prospectus cover and pages 1 and 9 that selling shareholders are offering their shares at a fixed price of $0.05 “until our common stock is quoted on the OTCBB.”

Response: The Registration Statement on Form S-1/A has been revised on its cover page, prospectus cover and pages 1 and 9 to remove the requested language.

Financial Statements, page F-1

Interim Financial Statements for the Three Months Ended January 31. 2012

2.
Please be advised that your interim financial statements must include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading.  If all such adjustments have been reflected in your interim financial statements, please include an affirmative statement to this effect.  Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Response: The interim financial statements have been revised in accordance with Instruction 2 to Rule 8-03 of Regulation S-X.

Very truly yours,

ANSLOW & JACLIN, LLP